S O N F I E L D  &  S O N F I E L D
A Professional Corporation

LEON SONFIELD (1865-1934) GEORGE M. SONFIELD (1899-1967) ROBERT L. SONFIELD (1893-1972) ____________________ FRANKLIN D. ROOSEVELT, JR. (1914-1988)	ATTORNEYS AT LAW 770 SOUTH POST OAK LANE HOUSTON, TEXAS 77056-6666 WWW.SONFIELD.COM Telecopier (713) 877-1547 ____ Telephone (713) 877-8333	ROBERT L. SONFIELD, JR. Managing Director Robert@sonfield.com Erin Willis Legal Assistant Erin@sonfield.com

By overnight delivery and EDGAR

October 3, 2008

Ms. Kathleen Krebs
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street N.E.
Mail Stop 3720
Washington DC 20549-3720

RE:	Integrated Media Holdings
Revised Preliminary Information Statement on Schedule 14C
Filed April 2, 2008
File No. 1-16381

Dear Ms. Krebs:

This letter is in response to your comments about the captioned filing dated September 11, 2008.  We will address each of your comments in the order presented and, for your convenience, we will restate each of your comments before our response.

In addition to filing the amended preliminary 14C with EDGAR, and this letter as correspondence with EDGAR, we will overnight to you a copy of each with the changes in the amended 14C marked.  Each and every revision to this amendment will not be marked because some of the changes are simply rearranging paragraphs, correcting typographical errors, `and similar matters that are not substantive.  However, all of the revisions made in response to your comments are marked.

The table of contents and corresponding page numbers were included in the final document provided for EDGARization.  However, for reasons we cannot explain, the page numbers were not included in the EDGAR version.  This has been corrected in the current amendment.

General

1.
We note your response to comments two and seven from our letter dated March 7, 2008, and the disclosure added to the section entitled “outstanding shares and voting rights at January 19, 2008.”  The added disclosure does not match the letter to shareholders asserting that 17, 588 common and 2,926,787 preferred shares held by the majority of the Series A Preferred consented to the actions.  The shares in the table appear to account for approximately 23% of the number of shares of outstanding preferred stock.  As a result, it is not clear how the actions presented were authorized on January 19, 2008 by the beneficial owners of a majority of the Series A Preferred, as you state in the letter to shareholders.  Please revise or advise.

The table is preceded by the following statement: “The following table sets forth information regarding the beneficial ownership of our common stock by the officers, directors and five percent beneficial owners who approved the actions described in this Information Statement by written consent as of January 19, 2008.” (emphasis added).  Only 887,402 (23.30%) of the Series A Convertible Preferred Stock and 110,000 shares of common stock are owed by the designated class of persons.  As a result, only those persons in the designated class appear in the table.

2.
Please clarify throughout the information statement whether you intend to effect the reverse merger prior to the reincorporation or whether you intend to accomplish the reverse merger through the exchange ratio of one share of Arrayit for each 30 outstanding shares of common stock of the company.

The business combination is structured as a triangular merger among the company, its wholly owned subsidiary, TeleChem International, Inc. (formerly TCI Acquisition Corp.), a Nevada corporation, and TeleChem International, Inc., a Delaware corporation.  Under the terms of the original merger agreement the subsidiary was to merge with and into TeleChem International, Inc. in consideration for the issuance of 36,100,000 shares of post-split shares of common stock of the company in exchange for 100% of the capital stock of TeleChem.  Pursuant to the amendment to the merger agreement, the company consummated the merger, effective February 21, 2008, by issuing 103,143 shares of Series C Convertible stock that is convertible into 36,100,000 post-merger shares of common stock after the effective date of the “reverse split.”  The result is TeleChem is presently a wholly owned, Nevada subsidiary of the company.  The merger share exchange was not described in terms of a ratio; it was characterized as the issuance of 36,100,000 company common shares in exchange for 100% of the equity securities of TeleChem.

The information statement contemplates that: (i) the merger has been consummated in the manner described above, (ii) the company will reincorporate into Nevada from Delaware by merger with and into its wholly owned subsidiary, Arrayit Corporation, a Nevada corporation, and (iii) the company will consolidate its shares of common stock in the ratio of 1 new share for each 30 old shares by means of what is generally referred to as a “reverse split.”

The sole purpose of the merger of the Company into its Nevada, wholly owned subsidiary is to effect the reincorporation.  However, the exchange ratio for the reincorporation is set at 1:30 because the “reverse split,” that has been separately authorized, is intended to be simultaneous with the reincorporation and name change.  Additionally, the name of the Nevada subsidiary is Arrayit Corporation.  As a result, the reincorporation effects the corporate name change that has been separately authorized.

The information statement has been revised to clearly express these facts.

3.
We note that you entered into the merger agreement on February 5, 2008 and the amendment to the merger agreement on February 11, 2008.  Please amend your Form 10-Q for the quarter ended March 31, 2008 to file these agreements as exhibits.  Refer to Regulation S-K Item 601(a).

As required by Regulation S-K Item 601(a), the Form 10-Q for the quarter ended March 31, 2008 has been amended to include the merger agreement and its amendment as exhibits.

4.
We note that you did not provide the representation requested in our letter dated March 7, 2008.  Inc connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

The company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The company understands that the Division of Enforcement has access to all information provided to the staff on the Division of Corporation Finance in your review of our filing or in response to your comments on our filing.

5.
We confirm that we will file all future periodic reports on Form 10-Q and Form 10-K.  Because the company qualifies as a “smaller reporting company,” we will exercise the option to use the new scaled Regulation S-K requirements for filing periodic reports.

Notice of Action To Be Taken

6.	Please revise the notice to stockholders so that it does not appear that the actions have already taken place.

The notice has been revised to make it clear that the following actions have been authorized but will become effective only after the expiration of 20 days from the mailing date:

•
A reverse stock split of our common stock outstanding as of February 8, 2008 (the “Record Date”) on the basis of one post-split share for every thirty (30) pre-split shares (the “Reverse Stock Split”);

•	Reincorporation in Nevada and change of our corporate name by merger with and into our wholly-owned Nevada subsidiary, Arrayit Corporation; and

•	The Articles of Incorporation of our Nevada subsidiary will become the Articles of Incorporation of the Company on the effective time of the reincorporation and reverse split.

The notice has also been revised to disclose that the merger has been consummated and TeleChem is a wholly owned subsidiary of the company.

Questions and Answers

7.	Provide questions and answers regarding the following aspects of the actions approved by consent:

•	How the actions are related to the company’s merger with TeleChem International, Inc.

•	How the reincorporation will result in an increase in authorized shares of common stock and preferred stock.

•
The number of shares that will be outstanding after the reincorporation, reverse stock split, increase in authorized shares and conversion of all outstanding shares of convertible preferred stock and all outstanding notes, bonds and debentures.

•
The impact on current shareholder’s relative ownership interests of the reincorporation, reverse stock split, increase in authorized shares and conversion of all outstanding shares of convertible preferred stock and all outstanding notes, bonds and indentures.

The question and answer section of the information statement has been revised to address the above questions.

Recent Change in Control of the Company

8.
It appears that the certificate of designation for the Series C Convertible Preferred, as provided in Exhibit A to the February 11, 2008 amendment to the merger agreement, provides for only 100,000 shares of Series C Preferred.  Additionally, the February 11, 2008 amendment to the merger agreement provides for only 100,000 shares of Series C Preferred to be issued as merger consideration.

However, you disclose that you issued 103,143 shares of Series C Preferred as merger consideration.  Please advise us as to the basis for issuing the additional shares of preferred stock, and the parties to which you issued the shares.  Amend your Form 10-Q for the quarter ended March 31, 2008 to file as exhibits the certificate of designation for the Series C Preferred and amended articles of incorporation.  Refer to Regulation S-K Item 601(b)(3).

When we began the drafting process, we incorrectly believed that the merger agreement required the issuance of 35,000,000 shares of common stock in exchange for the shares of TeleChem and designated 100,000 shares of Series C Preferred Stock, convertible at the ration of 1:350.  When we recognized our mistake and realized that 36,100,000 shares of common stock were to be issued to the shareholders of TeleChem, we filed a certificate of correction to the designation of the Series C Convertible Preferred Stock, effective February 19, 2008, providing for the designation of 103,143 shares without changing the conversion ratio of 1:350; resulting in the authority to convert the preferred stock into 36,100,000 shares of common stock for issuance to the shareholders of TeleChem.  All 103,143 shares of Series C Convertible Preferred Stock were issued to the shareholders of TeleChem International, Inc. pursuant to the terms of the amended merger agreement.  Exhibit A to the merger agreement is attached to this letter to provide you with the names of the persons to whom shares of preferred stock were issued.

As required by Regulation S-K Item 601(b)(3), the Form 10-Q for the quarter ended March 31, 2008 has been amended to include the certificate of designations and the certificate of correction for the Series C Convertible Preferred Stock.

Information Regarding Beneficial Ownership of Principal Shareholders, Directors and Management.

9.
We note your response to comment five from our letter dated March 7, 2008.  Please disclose the current beneficial ownership of each class of the company’s voting securities rather than the beneficial ownership of the company’s common stock as of February 21, 2008, the effective date of the merger with TeleChem, assuming the conversion of the Series C Preferred, 8% senior secured convertible preferred notes and promissory notes.  Provide a separate table that shows the beneficial ownership of each class of the company’s voting securities assuming that the reincorporation, reverse stock split and related conversions are consummated.

We have revised the existing table to correct the post-split shares to be held by WEM Equity Capital Investments, Ltd. and Briarpatch, Ltd. and to make it clear that the table that shows the beneficial ownership of each class of the company’s voting securities assuming that the reincorporation, reverse stock split and related conversions are consummated as suggested in your comment.

10.
We note your response to comment six from our letter dated March 7, 2008, and the revised beneficial ownership table.  It is not clear how the table reflects disclosure with respect to each class of voting securities, including, but not limited to the fact that the voting percentages supplied for the Series C Preferred appear to reflect less than 100% and the 2,926,787 shares of Series A Preferred listed as being held by SovCap Equity Partners are not reflected in the table.  Moreover, when such number of Series A Preferred is added to the number of Series A Preferred represented by the holdings of WEM and Briarpatch, the total is more than that which you disclose to be outstanding for Series A as a whole (3,814,189 vs. 3,810,242).  Please advise and revise.

The voting percentages for the Series C Preferred reflect less than 100% because the table only reflects beneficial ownership by management, directors and 5% shareholders.  SovCap Equity Partners is not included in the table because it is not a shareholder.  The 2,926,787 shares of Series A Preferred are owned of record by Cloud Capital pursuant to the custodial agreement previously furnished.  WEM and Briarpatch are one of the several beneficial owners of the shares held of record by Cloud Capital.

11.	Please supply the footnote references associated with the text to footnotes 5 and 7.

The table has been revised in response to your comment.

12.
We note your response to comment seven from our letter dated March 7, 2008.  Provide all the disclosure required by Instruction 7 to Regulation S-K Item 403 with respect to custodian agreement(s) you reference in footnote (1) to the table.  In addition, discuss the reasons for the custodial agreements.

Instruction 7 to Item 403 of Regulation S-K relates to “any voting trusts or similar agreements.”  The custodial agreements are not a “voting trust or similar agreement” because the beneficiaries own and hold sole investment and voting power over the shares.  The custodian has no discretionary power whatsoever as is the case in a voting trust or similar agreement.  The custodial agreement is for the convenience of the several beneficial owners and was entered into at their request.

13.
We note footnote 1 with respect to the shares held by William Sklar.  Mr. Sklar does not appear on either the custodial agreements supplied with your last response letter.  Please advise and provide a copy of any custodial agreement related to Mr. Sklar’s shares.

The shares of Mr. Sklar do not appear on either of the custodial agreements because there are no names of beneficial owners on the custodial agreement.  There are no other custodial agreements other than those previously furnished to you.

Effect of the Reverse Stock Split

14.
Disclose the number of shareholders that will be closed out after the reverse stock split because they will hold less than one share after the split is effected.  Disclose the number of shareholders that will remain upon the effectiveness of the reverse stock split.

The section entitled “Reverse Stock Split” has been revised in response to your comment.

15.
We note the statement contained in the recitals of the February 11, 2008 amendment to the February 5, 2008 merger agreement that the merger agreement itself contemplates the conversion of all outstanding notes, bonds, and debentures, as well as outstanding shares of convertible preferred stock. We were unable to locate any sections in the merger agreement relating to such conversions. Please advise.  Disclose why all of these outstanding securities are being converted. File any agreements regarding these conversions as exhibits to the relevant periodic report to the extent you have not done so already.

The conversion and its reason is disclosed in “Recent Change in Control of the Company’ and is reflected in the table in the section entitled “Information Regarding Beneficial Ownership of Principal shareholders, Directors and Management.”  There are no additional written agreements with respect to the conversion.

16.
Provide a separate subsection that discusses the increase in authorized shares of common stock from 100 million to 480 million shares as a result of the reverse stock split and reincorporation. Provide another subsection that discusses the increase in authorized shares of preferred stock from five million to 20 million shares. In each subsection, provide the following:

•
Disclose whether you have any current plans or proposals to issue any of the additional authorized shares of common or preferred stock. Disclose in detail the number of shares that the company will issue after the reverse split and the manner by which they will be issued (i.e., by conversion or otherwise).

We have added separate paragraphs under the subsection “Principal Features of the Reincorporation” that is under the main heading “Reincorporation in Nevada” discussing the additional authorized shares of common stock and preferred stock, including the number of common shares issuable upon conversion of existing debt.  This disclosure is in addition to the same statements under the subheading “Authorized Shares of Capital Stock” that is under the main heading “Defenses Against Hostile Takeovers.”

•
Disclose in a table the current number of issued shares, the current number of authorized but unissued shares that are reserved for specific purposes (disclosing the purposes) and the current number of authorized but unreserved shares. In another table, disclose the number of authorized but unreserved shares, reserved shares and authorized but unreserved shares that will exist when the reverse stock split and reincorporation are consummated and taking into account the shares of common and preferred stock that will be issued in connection with the conversions of preferred stock and debt.

We have added a post-transaction capitalization table that accounts for all shares to be issued or reserved for issuance in the future.  We have elected not to include a similar pre-transaction table for two reasons: (i) there are only 100,000,000 common shares authorized that is not sufficient to accommodate the conversions, and (ii) the terms of the Series C Preferred and convertible notes provide that conversion is subject to a prior increase in the number of authorized shares.  Therefore any attempt to represent the current number of issued shares, the current number of authorized but unissued shares that are reserved for specific purposes and the current number of authorized but unreserved shares would be confusing, and not meaningful.

17.
We note your disclosure elsewhere in your information statement that, as a result of the incorporation, exchange of the common stock, conversion of the Series A Preferred Stock, Series C Preferred Stock, 8% Senior Secured Notes and Promissory Notes, Arrayit will have outstanding approximately 47,637,860 shares of common stock and no shares of preferred stock outstanding. We are unable to reconcile such figure with the apparent 35 million issuable pursuant to conversion of the Series C Preferred, the 36,578,323 issuable pursuant to conversion of the Series A Preferred, the 5 million reserved for financing, the 1.1 million reserved for Cole Development, and an unknown additional number issuable upon financial activities and the conversion of notes or exercise of warrants and options. Please revise or advise.

The disclosure has been revised to reflect the total post-split and conversions to be 48,578,357 shares.  That amount consists of: (i) 1,219,236 common shares issuable on conversion of the Series A Preferred, (ii) 36,100,000 on conversion of the Series C Preferred, (iii) 10, 711,813 of common stock on conversion of outstanding debt, and (iv) 547,309 post-split outstanding shares of common stock.

Please file a revised preliminary information statement in response to our comments. You may wish to provide us with marked copies of your revised preliminary information statement to expedite our review. Please furnish a cover letter with your revised filing that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

All persons who are responsible for the accuracy and adequacy of the disclosure in the filing have undertaken be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. The company and its management understand that they are in possession of all facts relating to a company’s disclosure and they are responsible for the accuracy and adequacy of the disclosures they have made.

Very Truly Yours,

/s/ Robert Sonfield
Robert L. Sonfield, Jr.
Managing Director

EXHIBIT A

Certificates to be Exchanged

Pursuant to Section 2.06

Each outstanding share of TeleChem Stock will be exchanged for the number of Integrated Media Common Stock set out below

Name & Address of Shareholder	TeleChem Stock	Integrated Media Common Stock

Rene’ A. Schena 524 East Weddell Drive Sunnyvale, CA 94089	41.55%	15,000,000

Todd J. Martinsky 524 East Weddell Drive Sunnyvale, CA 94089	27.70%	10,000,000

Mark Schena 524 East Weddell Drive Sunnyvale, CA 94089	13.85%	5,000,000

Paul Haje	13.85%	5,000,000

Cole BusinessDevelopment, LLC	3.05%	1,100,000

Total	100.0%	36,100,000